

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 18, 2017

Via E-mail
Kateryna Malenko
Chief Executive Officer
Artin Consulting Inc.
1000 North Nellis Blvd, Ste 241
Las Vegas, NV 89110

Re: **Artin Consulting Inc.**
   Amendment No. 2 to Registration Statement on Form S-1
   Filed April 5, 2017
   File No. 333-216026

Dear Ms. Malenko:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 29, 2017 letter.

Prospectus Front Cover

1.   We note your response to prior comment 1; however, your prospectus cover exceeds the one page permitted by Regulation S-K Item 501(b) because your prospectus cover continues to appear on pages i and ii. Please revise to limit your prospectus cover to one page.

Risk Factors, page 5

2.   Please expand your response to prior comment 3 to provide us your analysis supporting your conclusion that the non-US market that you are targeting does not present any risks that should be disclosed given the requirements of Regulation S-K Item 503(c).

<u>Potential conflicts of interest may result in a loss of business…, page 5</u>

3.   Please revise your risk factor to include the information in the last sentence of your response to prior comment 5, and clarify whether the right mentioned in that sentence includes using Kat Consulting to compete with you.

<u>The accompanying financial statements have been prepared on a going concern basis…, page 5</u>

4.   We note your added disclosure in response to prior comment 6. If you are intending the added sentence to be the subheading, please highlight the added sentence so it is presented with at least the same prominence as the other subheadings in your risk factor section. Also, revise the subheading so that it clearly identifies the risk.

<u>If we do not file a Registration Statement on Form 8-A…, page 10</u>

5.   We note your response to prior comment 7. Please revise your risk factor to clarify when the Section 15(d) automatic suspension of reporting obligations occurs. If true, clarify that your statement in the third-to-last sentence of this risk factor is referring to voluntary reporting that you might terminate at any time. Also, clarify what you mean by "fully reporting status."

<u>As an "emerging growth company" under the jumpstart our business startups…, page 13</u>

6.   While we acknowledge your response to prior comment 8, this risk factor does not clearly state whether you have or have not opted out of the extended transition period for complying with new or revised accounting standards. In that regard, we note that on page 21 you state that you have irrevocably opted out of the extended transition period. Please accordingly revise the risk factor to also clearly state your election.

<u>The shares eligible for future sale…., page 14</u>

7.   It does not appear any revisions were made as your response to prior comment 9 indicates. Please revise your risk factor to clarify when your CEO's shares become eligible for sale in reliance on Rule 144 such that your disclosure in this risk factor reconciles with your disclosure in the last sentence of the first paragraph on page 23.

<u>Shares Offered by the Selling Shareholders, page 17</u>

8.   We note your response to prior comment 2; however, we also note that you continue to disclose that you "cannot predict the price at which shares may be sold." Please reconcile this disclosure with your disclosure in the immediately preceding sentence that the selling shareholders will offer their shares at a fixed price for the duration of the offering.

Background of Directors, Executive Officers, Promoters and Control Persons, page 27

9.   We note your revisions in response to prior comment 12. Please ensure that you have described the principal businesses of the named entities at the time that your director was associated with the entities. For example, we note your reference to Sky Power Solutions. Also, clarify for which corporations or other organizations your directors provided consulting during the past five years.

Security Ownership of Certain Beneficial Owners and Management, page 29

10.   We note your revisions in response to prior comment 13 that your shareholders mentioned in footnotes 3 and 4 share your address. Please tell us the relationship between the registrant and those shareholders such that their address would be the same as the registrant's address.

Reports to Security Holders, page 30

11.   It does not appear that any revisions were made as your response to prior comment 14 indicates. Please revise to reconcile your statement that you are filing a Form 8-A "concurrently with this registration" with your disclosure that you will file the Form 8-A "at or prior to December 31, 2017." Please also revise your added disclosure in the last sentence of the second risk factor on page 10 to reconcile.

Item 15 - Recent Sales of Unregistered Securities, page II-3

12.   We note your response to prior comment 16. However, your disclosure on page 29 appears to continue to indicate that the entities listed in your table are Nevada corporations while your disclosure here and on page 15 indicates that the sales were made to non-U.S. persons. Please reconcile. In your response, provide your analysis of how Regulation S was available to exempt the transactions from registration.

Signatures, page II-7

13.   We note your response to prior comment 17. Please confirm your compliance with the manual signature requirements of Regulation S-T Item 302(b).

   You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any other questions.

         Sincerely,

         /s/ Russell Mancuso

         Russell Mancuso
         Branch Chief
         Office of Electronics and Machinery